SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the Year Ended December 31, 2006

The preliminary financial performance figures for Woori Finance Holdings for the year ended on December 31, 2006 on a consolidated basis are as follows.

(Units: millions of KRW, %)

Item	4Q 2006	3Q 2006	Change	4Q 2005	Change
Operating Revenue
4Q	5,110,189	4,435,956	15.20%	3,789,073	34.87%
Cumulative Basis	19,210,542			14,258,430	34.73%
Operating Profit
4Q	167,968	727,417	-76.91%	310,157	-45.84%
Cumulative Basis	2,183,993			2,030,553	7.56%
Recurring Profit
4Q	566,214	838,804	-32.50%	311,344	81.86%
Cumulative Basis	2,896,526			2,145,704	34.99%
Net Income
4Q	419,206	592,636	-29.26%	188,187	122.76%
Cumulative Basis	2,016,362			1,688,221	19.44%

The figures above are subject to adjustment as they are interim numbers and have not been reviewed by our independent auditors.

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Exhibit 99.2

Reporting of Changes in Revenue or Income of More than 15%

Woori Finance Holdings reported changes in revenue or income of more than 15% as described below.

Key Details	(non-consolidated, in thousands of KRW)

	FY2006	FY2005	Change (Amount)	Change (%)
Revenue and Income
- Revenue	2,018,653,624	1,867,488,534	151,165,090	8.09
- Operating Revenue	1,880,290,710	1,688,298,968	191,991,742	11.37
- Ordinary Income	2,016,361,592	1,688,221,180	328,140,412	19.44
- Net Income	2,016,361,592	1,688,221,180	328,140,412	19.44
Other Financial Data
- Total Assets	13,782,722,601	12,031,782,877
- Total Liabilities	1,860,448,688	2,314,418,554
- Shareholders Equity	11,922,273,913	9,717,364,323
- Capital Stock	4,030,076,700	4,030,076,700
- Shareholders Equity/ Capital Stock Ratio (%)	295.83	241.12

The increase in income was due to increases in equity method gain from subsidiaries’ improved operating results.

The above preliminary figures may differ substantially from our final audited information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 7, 2007	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director

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